

Mail Stop 4631

September 1, 2009

Via U.S. mail and facsimile

Ms. Emilia Ochoa
President and Chief Financial Officer
Castillo, Inc.
9880 N. Magnolia Ave. #185
Santee, CA 92071

      RE: **Form 10-K for the year ended December 31, 2008**
             Form 10-Q for the period ended June 30, 2008
             File No. 333-143236

Dear Ms. Ochoa:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Audited Financial Statements

Statement of Cash Flows, page 21

1. Please revise your Statement of Cash Flows in future filings to present loans from your sole officer as financing activities. Please refer to paragraphs 18-20 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies, page 22

2. You disclose on page 22 that you expense all start-up and organization costs as incurred. However, we note that you have capitalized $2,145 of organizational costs as of December 31, 2008 and 2007. Please revise your filing to more clearly explain the nature of these costs and why they have been capitalized. Alternatively, if these costs truly represent organizational costs, please revise your future filings to account for them in accordance with SOP 98-5. Please show us what your revised future filing disclosure will look like.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

3. You have provided management's evaluation of internal controls over financial reporting as of December 31, 2008 on page 27 of your Form 10-K, however, it appears that you have not provided management's evaluation of disclosure controls and procedures as of December 31, 2008. Please amend your filing to also discuss management's assessment of disclosure controls and procedures as of December 31, 2008, similar to the manner you have done on page 12 of your Form 10-Q for the period ended June 30, 2009. In addition, please consider whether management's failure to provide its report on disclosure controls and procedures impacts your conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and amend your disclosure as appropriate. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the 10-K/A.

* * * *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief